UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-52218
NOTIFICATION OF LATE FILING	CUSIP NUMBER 68235A101

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2020

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OncBioMune Pharmaceuticals, Inc.

Full Name of Registrant

Former Name if Applicable

15000 W. 6th Ave., #400

Address of Principal Executive Office (Street and Number)

Golden, CO 80401

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

OncBioMune Pharmaceuticals, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense for the reasons set forth below. The Company does expect that the Quarterly Report will be filed on or before the fifth calendar day following the prescribed due date.

As previously disclosed, on June 5, 2020, the Company completed its previously announced acquisition of substantially all of the assets of Avant Diagnostics, Inc. (“Avant”) and the simultaneous conversion of the Company’s outstanding convertible notes, promissory notes and other debts into preferred equity. The Company acquired the assets of Avant in exchange for Series D-1 Convertible Preferred Stock of the Company which are convertible into 54.55% of the outstanding equity of the Company on a fully-diluted basis. For accounting purposes, the acquisition is treated as a “reverse acquisition” under accounting principles generally accepted in the United States and Avant is considered the accounting acquirer. Accordingly, Avant’s historical results of operations will replace the Company’s historical results of operations for all periods prior to the merger and, for all periods following the merger, the results of operations of the combined company will be included in the registrant’s financial statements. Due to the timing of the completion of the Transaction, the complexity of accounting for the Transaction, the size of the Transaction relative to its existing operations and additional effort expended related to subsequent consolidation activities, the Company requires additional time to prepare the financial statements and the accompanying notes disclosed in the Quarterly Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Kucharchuk	888	585-4923
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 5, 2020, the Company acquired substantially all of the assets of Avant as described in Part III above. As a result, we expect our results of operations to be significantly different from those previously presented. We are in the process of completing the accounting for the acquisition and quantifying the differences.

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OncBioMune Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2020	By:	/s/ Andrew Kucharchuk
	Name:	Andrew Kucharchuk
	Title:	Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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